Exhibit 99.4

CONTINENTAL ENERGY CORPORATION

(An Exploration Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

31 March 2009

Expressed in U.S. dollars

(Unaudited - Prepared by Management)

These financial statements have not been reviewed by the Company’s auditor.

Continental Energy Corporation	Statement 1
(An Exploration Stage Company)
Interim Consolidated Balance Sheets
Unaudited - Prepared by Management

	31 March	30 June
ASSETS	2009	2008
Current
Cash	$301,201	$3,068,156
Receivables	636,663	16,814
Prepaid expenses and deposits	12,732	126,370
	950,596	3,211,340
Investments (Note 4)	1	2
Resource Property Costs (Note 4)	1	1
Equipment (Note 5)	47,387	86,463
	$997,985	$3,297,806

LIABILITIES
Current
Accounts payable and accrued liabilities	$131,533	$52,375

SHAREHOLDERS’ EQUITY
Share Capital - Statement 2 (Note 6)	13,455,653	13,319,423
Contributed Surplus - Statement 2 (Note 6)	6,699,165	6,350,268
Deficit - Statement 2	(19,288,366)	(16,424,260)
	866,452	3,245,431
	$997,985	$3,297,806

Going Concern (Note 1)
Subsequent Events (Note 11)

ON BEHALF OF THE BOARD:

"Richard L. McAdoo"
, Director

"David T.W. Yu"
, Director

- See Accompanying Notes -

Continental Energy Corporation	Statement 2
(An Exploration Stage Company)
Interim Consolidated Statements of Shareholders’ Equity
Unaudited - Prepared by Management

	Common Shares		Common Share	Contributed
	Shares	Amount	Subscriptions	Surplus	Deficit	Total

Balance - 30 June 2007	63,372,381	$11,731,566	$7,500	$3,221,931	$(13,307,498)	$1,653,499
Issuance of shares for:
Private placements	5,265,000	1,628,357	-	1,681,393	-	3,309,750
Arrangement fee	250,000	162,500	-	-	-	162,500
Exercise of options	-	7,500	(7,500)	-	-	-
Treasury shares held (Note 6b)	-	(48,000)	-	-	-	(48,000)
Share issuance costs	-	(162,500)	-	-	-	(162,500)
Financing fees - warrants	-	-	-	279,256	-	279,256
Stock-based compensation	-	-	-	1,167,688	-	1,167,688
Loss for the year	-	-	-	-	(3,116,762)	(3,116,762)
Balance - 30 June 2008	68,887,381	13,319,423	-	6,350,268	(16,424,260)	3,245,431
Issuance of shares for:
Exercise of options	360,000	81,230	-	(27,230)	-	54,000
Debt	500,000	55,000	-	-	-	55,000
Stock-based compensation	-	-	-	376,127	-	376,127
Loss for the period - Statement 3	-	-	-	-	(2,864,106)	(2,864,106)

Balance - 31 March 2009	69,747,381	$13,455,653	$-	$6,699,165	$(19,288,366)	$866,452

- See Accompanying Notes -

Continental Energy Corporation	Statement 3
(An Exploration Stage Company)
Interim Consolidated Statements of Operations
Unaudited - Prepared by Management

	For the Three	For the Three	For the Nine	For the Nine
	Months Ended	Months Ended	Months Ended	Months Ended
	31 March	31 March	31 March	31 March
	2009	2008	2009	2008

Expenses
Amortization	$9,352	$10,948	$30,849	$29,319
Consulting	4,500	-	9,750	31,858
Filing fees	4,508	(5,379)	18,179	10,586
Foreign exchange loss (gain)	5,385	(199)	4,410	1,586
Interest and bank charges	1,777	953	6,073	2,927
Investor relations	(395)	18,500	1,759	126,265
Management fees (Note 7a)	258,858	236,725	685,906	633,337
Office expenses	12,830	49,278	91,750	240,617
Professional fees	57,325	25,320	163,940	76,752
Rent, office maintenance and utilities	10,279	15,949	39,071	38,555
Shareholder communication and transfer agent	-	14,569	3,033	16,121
Stock-based compensation (Note 6c & d)	-	54,390	376,127	945,836
Telephone	-	2,458	1,787	17,649
Travel and accommodation	12,622	29,912	77,369	93,363

Loss Before the Undernoted	(377,041)	(453,424)	(1,510,003)	(2,264,771)

Other Income (Expenses)
Loss on dissolution of Continental Biofuels (Note 10)	-	-	(82,811)	-
Loss on equity investment in Continental Biofuels (Note 10)	-	(20,400)	-	(35,140)
Interest income	-	23,996	6,310	92,731
Loss on disposal or write-down of equipment	-	-	(8,993)	-
Write-off of accounts payable	(6,418)	-	(6,418)	-
Write-off of deferred acquisition costs (Note 4)	(1,253,427)	-	(1,253,427)	-
Write-off of resource property costs (Note 4)	(2,049)	(1,578)	(8,764)	(25,751)

Loss for the Period	$(1,638,935)	$(451,406)	$(2,864,106)	$(2,232,931)

Loss per Share - Basic and Diluted	$(0.02)	$(0.01)	$(0.04)	$(0.03)

Weighted Average Number of Shares Outstanding	69,131,077	68,637,381	68,969,206	67,490,672

- See Accompanying Notes -

Continental Energy Corporation	Statement 4
(An Exploration Stage Company)
Interim Consolidated Statements of Cash Flows
Unaudited - Prepared by Management

	For the Three	For the Three	For the Nine	For the Nine
	Months Ended	Months Ended	Months Ended	Months Ended
	31 March	31 March	31 March	31 March
Cash Resources Provided By (Used In)	2009	2008	2009	2008

Operating Activities
Loss for the period	$(1,638,935)	$(451,406)	$(2,864,106)	$(2,232,931)
Items not affecting cash
Amortization	9,352	10,948	30,849	29,319
Loss on disposal or write-down of equipment	-	-	8,993	-
Loss on dissolution of Continental Biofuels	-	-	82,811	-
Loss on equity investment in Continental Biofuels	-	20,400	-	35,140
Stock-based compensation	-	54,390	376,127	945,836
Write-off of deferred acquisition costs	1,253,427	-	1,253,427	-
Write-off of resource property costs	2,049	1,578	8,764	25,751
Changes in current assets and liabilities
Receivables	(621,033)	(893)	(619,849)	11,478
Prepaid expenses and deposits	53,921	4,672	113,638	94,709
Due from related party	-	-	-	(614)
Accounts payable and accrued liabilities	(33,059)	(22,097)	134,158	(95,716)

	(974,278)	(382,408)	(1,475,188)	(1,187,028)
Investing Activities
Deferred acquisition costs	581,034	-	(1,253,427)	-
Investment in Continental Biofuels	-	-	(82,810)	(100,000)
Resource property costs	(2,049)	(1,578)	(8,764)	(25,751)
Purchase of equipment	-	(21,422)	(766)	(59,668)

	578,985	(23,000)	(1,345,767)	(185,419)
Financing Activities
Share capital issued for cash, net	54,000	-	54,000	3,259,750

	54,000	-	54,000	3,259,750

Change in Cash	(341,293)	(405,408)	(2,766,955)	1,887,303
Cash position - Beginning	642,494	3,806,990	3,068,156	1,514,279

Cash Position - Endingt	$301,201	$3,401,582	$301,201	$3,401,582

Supplemental Schedule of Non-Cash Transactions
Issuance of shares for:
Debt settlement	$55,000	$-	$55,000	$-

- See Accompanying Notes -

Continental Energy Corporation (An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
31 March 2009
Unaudited - Prepared by Management

1.

Nature of Operations and Going Concern

Continental Energy Corporation (the “Company” or “Continental”) is an oil and gas exploration company engaged in the acquisition, exploration and development of oil and gas properties with the focus being on properties located in Indonesia held under production sharing contracts (“PSCs”).  The Company is an exploration stage company and none of its oil and gas properties are currently generating revenue. The recovery of the Company’s investment in resource properties and attainment of profitable operations is principally dependent upon financing being arranged by the Company to continue operations, explore and develop the resource properties and the discovery, development and sale of ore reserves.  The outcome of these matters cannot presently be determined because they are contingent on future events.

These interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.  Several adverse conditions cast doubt on the validity of this assumption.  The Company has incurred operating losses over the past several fiscal years, has no source of operating cash flow, and no assurances that sufficient funding, including adequate financing, will be available to conduct further exploration and development of its oil and gas projects.

The Company’s ability to continue as a going concern is dependent upon its ability to obtain the financing necessary to complete the exploration and development of its oil and gas projects as well as funding ongoing administration expenses by issuance of share capital or through joint ventures, and to realize future profitable production or proceeds from the disposition of its oil and gas interests. There can be no assurance that management’s future financing actions will be successful. Factors that could affect the availability of financing include the Company’s performance, the state of international debt and equity markets, investor perceptions and expectations and the global financial and energy markets.

If the going concern assumption were not appropriate for these financial statements, then adjustments would be necessary to the carrying values of assets, liabilities, the reported income and expenses and the balance sheet classifications used and such adjustments could be material.

2.

Significant Accounting Policies

a)

Basis of Presentation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and follow the same accounting policies and methods of their application as the most recent annual financial statements.  These interim financial statements should be read in conjunction with the audited financial statements of the Company as at 30 June 2007.  All amounts in these financial statements are expressed in United States dollars (“U.S. dollar”).

Continental Energy Corporation (An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
31 March 2009
Unaudited - Prepared by Management

2.

Significant Accounting Policies – Continued

b)

Consolidation

These interim consolidated financial statements include the accounts of the Company, its two subsidiaries and one joint venture company as follows:

•

TXX Energy Corporation (“TXX”) – 100% owned, incorporated in the state of Texas on 16 January 2006, for the purpose of pursuing oil and gas exploration and production opportunities in the United States (currently inactive).

•

Continental Energy Pte. Ltd. (“CEPL”) – 100% owned, incorporated in Singapore on 16 June 2008, for the purpose of pursuing oil and gas exploration and production opportunities in Indonesia.  CEPL has two wholly owned subsidiaries named Continental Energy (South Bengara-II) Pte. Ltd. (“CESB2”), incorporated in Singapore on 17 June 2008 and Continental Energy (Tungkal) Pte. Ltd (“CETPL”), incorporated in Singapore on 1 August 2008.

•

CG Xploration Inc. (“CGX”) – 50% owned joint venture incorporated in the state of Delaware on 18 November 2005.  The Company owns 50% of CGX and GeoPetro Resources Company (“GeoPetro”) of San Francisco owns 50%. CGX is operated for the purposes of identifying and developing new oil and gas PSC property acquisitions on behalf of the Company and GeoPetro within a geographically defined area of mutual interest in Indonesia (Note 4).  CGX has been accounted for on the proportionate consolidation method whereby the Company’s proportionate share of assets, liabilities, revenues, costs and expenditures relating to CGX have been recorded in these financial statements.

All intercompany transactions are eliminated upon consolidation.

c)

Change in Accounting Policies

The Company adopted the provisions of CICA Sections 1535 Capital Disclosures; Section 3862 – Financial Instruments – Disclosures; and Section 3863 Financial Instruments – Presentation on 1 July 2008 which addresses the Company’s objectives, classification, policies and processes for managing capital, and disclosure about the nature and extent of risk arising from financial instruments and how the Company manages those risks (Note 3).

The Company also adopted the provisions of CICA Section 1400, General Standards of Financial Statement Presentation, which was amended to include requirements to assess and disclose an entity’s ability to continue as a going concern.  The adoption of this statement did not have an impact on the interim consolidated financial statements.

Continental Energy Corporation (An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
31 March 2009
Unaudited - Prepared by Management

2.

Significant Accounting Policies – Continued

d)

Recent Accounting Pronouncements Not Yet Adopted

Goodwill and Intangible Assets (Section 3064)

In February 2008, the CICA issued section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Intangible Assets,” and CICA Section 3450, “Research and Development Costs,” and amendments to Accounting Guideline (AcG) 11, “Enterprises in the Development Stage,” and EIC-27, “Revenues and Expenditures During the Pre-operating Period” and CICA Section 1000, “Financial Statement Concepts.”  The standard intends to reduce the differences with International Financial Reporting Standards (“IFRS”) in the accounting for intangible assets and results in closer alignment with US GAAP.  Under current Canadian standards, more items are recognized as assets than under IFRS or US GAAP.  The objectives of CICA Section 3064 are to reinforce the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarify the application of the concept of matching revenues and expenses such that the current practice of recognizing assets that do not meet the definition and recognition criteria are eliminated.  The standard will also provide guidance for the recognition of internally developed intangible assets (including research and development activities), ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed.  This standard will be effective for the Company beginning on 1 July 2009.  The Company has evaluated the new section and determined that adoption of these new requirements will have no impact on the Company’s consolidated financial statements.

Credit risk and fair value of financial assets and financial liabilities

In January 2009, the Emerging Issues Committee of the CICA issued EIC-173 “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities.” This guidance clarified that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities including derivative instruments, for presentation and disclosure purposes.

The guidance should be applied retrospectively without restatement of prior periods to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending on or after the date of issuance of this Abstract. Retrospective application with restatement of prior periods is permitted but not required. Early adoption is encouraged.

The Company has evaluated the new section and determined that adoption of these new requirements will have no impact on the Company’s consolidated financial statements.

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP.  This date is for interim and annual financial statements relating to fiscal years beginning on or after 1 January 2011.  The transition date of 1 January 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended 31 December 2010.  In July 2008 AcSB announced that early adoption will be allowed in 2009 subject to seeking exemptive relief.  The Company is currently assessing the financial reporting impact of the transition to IFRS and the changeover date.

Continental Energy Corporation (An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
31 March 2009
Unaudited - Prepared by Management

3.

Fair Value of Financial Instruments

Management of capital risk

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its resource properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.  As the Company is in the exploration stage, its principal source of funds is from the issuance of common shares.  In the management of capital, the Company includes the components of shareholders’ equity as well as cash and receivables.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, enter into joint venture property arrangements or acquire or dispose of assets.  In order to maximize ongoing development efforts, the Company does not pay out dividends.

The Company’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry its exploration and development plans and operations through its current operating period.

Management of financial risk

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk and price risk.

a)

Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada and Indonesia and a portion of its expenses are incurred in Canadian dollars and Indonesian Rupiah. A significant change in the currency exchange rates between the Canadian dollar relative to the US dollar and the Indonesian Rupiah to the US dollar could have an effect on the Company’s results of operations, financial position or cash flows.  The Company has not hedged its exposure to currency fluctuations.  At 31 March 2009, the Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars, Singapore dollars and Indonesian Rupiah:

		31 March 2009
	Canadian	Singapore	Indonesian
	Dollars	Dollars	Rupiah
Cash and cash equivalents	(1,988)	-	39,485,964
Receivables	2,116	-	-
Accounts payable and accrued liabilities	(8,734)	-	(13,410,000)

Based on the above net exposures as at 31 March 2009, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the US dollar against the Canadian dollar would result in an increase/decrease of $758 in the Company’s net earnings.  Likewise, a 10% depreciation or appreciation of the US dollar against the Singapore dollar would result in a decrease/increase of $nil and a 10% depreciation or appreciation of the US dollar against the Indonesian Rupiah would result in a decrease/increase of $205 in the Company’s net earnings.

Continental Energy Corporation (An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
31 March 2009
Unaudited - Prepared by Management

3.

Fair Value of Financial Instruments – Continued

Management of financial risk - Continued

b)

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

The Company’s cash equivalents and short-term investments are held through large Canadian and International financial institutions.  Short-term and long-term investments (including those presented as part of cash and cash equivalents) are composed of financial instruments issued by Canadian banks.  These investments mature at various dates over the current operating period.  The Company’s GST and other receivables consist of goods and services tax due from the Federal Government of Canada.  Management believes that the credit risk concentration with respect to receivables is remote.

c)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  Liquidity requirements are managed based on expected cash flows to ensure that there is sufficient capital in order to meet short term obligations. As at March 31, 2009, the Company had a cash balance of $301,201 (30 June 2008 - $3,068,156) to settle current liabilities of $131,533 (December 31, 2008 - $52,375).

d)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The risk that the Company will realize a loss as a result of a decline in the fair value of the short-term investments included in cash and cash equivalents is limited because these investments are generally held to maturity.  The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.

e)

Price risk

The Company is exposed to price risk with respect to commodity prices.  The Company closely monitors commodity prices to determine the appropriate course of action to be taken by the Company.

4.

Resource Property Costs

Details of oil and gas properties are as follows:

	30 June			31 March
	2008	Exploration &	(Impairment/	2009
	Balance	Development	Abandonment)	Balance
Bengara-II	$1	$8,764	$(8,764)	$1

	30 June			30 June
	2007	Exploration &	(Impairment/	2008
	Balance	Development	Abandonment)	Balance
Bengara-II	$1	$32,760	$(32,760)	$1

Continental Energy Corporation (An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
31 March 2009
Unaudited - Prepared by Management

4.

Resource Property Costs – Continued

Bengara-II Property

During the nine months ended 31 March 2009, the Company incurred $8,764 in geological and geophysical interpretation and evaluation costs on the joint venture area of mutual interest surrounding the Bengara-II PSC in Indonesia.  At 31 March 2009, no future benefits could be attributed to this property and consequently the capitalized cost were written off.

CGB2

By share purchase and transfer agreements with effective dates of 1 August 1998 and subsequent amendments between 30 September 1998 and 19 January 2000, the Company purchased 100% of the issued and outstanding shares of Continental-GeoPetro (Bengara-II) Ltd. (“CGB2”), a company incorporated in the British Virgin Islands which owned a 100% interest in the Bengara-II PSC in Indonesia.

The Company accounted for the acquisition of CGB2 using the purchase method of accounting for business combinations.  On 1 January 2000, the Company farmed out 40% of its 100% interest in CGB2 and its respective underlying properties to GeoPetro.

On 29 September 2006, the Company sold 70% of its 60% interest in CGB2 to CNPC (Hong Kong) Limited (“CNPC-HK”) for $21,000 cash and an obligation by CNPC-HK to carry the Company's share of the costs of drilling 4 exploration wells.  The Company retained an 18% shareholding of CGB2, which is recorded at $1 in these financial statements.

Tungkal Property

On 1 August 2008, the Company entered into an agreement to purchase a 30% working interest in the Tungkal PSC, located onshore in Sumatra, Indonesia.  Under the agreement, the Company was to pay total consideration of $27,320,000.  The Company paid a cash deposit of $1,500,000 on signature of the definitive sales and purchase agreement.  This payment was included in deferred acquisition costs along with related legal and due diligence costs.  In consideration for negotiating a senior credit facility, the Company made a payment of $100,000 as a financing fee in the current period.

On 9 April 2009, the agreement was terminated with $500,000 of the original deposit being refunded to the Company and $1,000,000 being forfeited as a break-up fee.  As a result of the termination, all deferred acquisition costs relating to the Tungkal property have been written off.

South Bengara-II Property

On 13 November 2008, the Company acquired an interest in a new PSC in Indonesia.  Pursuant to a Joint Bid Agreement (“JBA”) with Adelphi Energy Limited (“Adelphi”) and GeoPetro, the group's joint venture company, ACG (South Bengara-II) Pte. Ltd. ("ACG"), signed a new PSC for the South Bengara-II block.  Continental's wholly owned subsidiary, CESB2, owns a 24.999% stake in ACG and its new PSC.  In consideration, the Company made a payment $100,000 as an interest free loan which will be reimbursed under certain conditions if the bid is accepted.

On 22 May 2009, the agreement was terminated and CESB2 has withdrawn from participation in ACG and its new PSC.  CESB2 returned its entire 24.999% stake in ACG to Adelphi and has received repayment of the loan previously made to Adelphi.  As a result of the termination, all deferred acquisition costs relating to the South Bengara-II property have been written off.

Continental Energy Corporation (An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
31 March 2009
Unaudited - Prepared by Management

5.

Equipment

Details are as follows:

			31 March
			2009
		Accumulated	Net Book
	Costs	Amortization	Value
Automobiles	$35,040	$24,362	$10,678
Computer equipment and software	81,178	52,341	28,837
Field survey equipment	27,167	19,295	7,872
	$143,385	$95,998	$47,387

			30 June
			2008
		Accumulated	Net Book
	Costs	Amortization	Value
Automobiles	$35,040	$17,947	$17,093
Computer equipment and software	163,678	106,912	56,766
Field survey equipment	27,167	14,563	12,604
	$225,885	$139,422	$86,463

6.   Share Capital

a)

Authorized Share Capital

The Company’s authorized share capital consists of 600,000,000 shares divided into 500,000,000 common shares without par value and 100,000,000 preferred shares without par value.  As at 31 March 2009, there are no preferred shares issued or outstanding.

b)

Share Capital

2009

During the nine months ended 31 March 2009, 360,000 stock options were exercised for net proceeds to the Company of $54,000.

During the nine months ended 31 March 2009, 500,000 shares were issued to settle $55,000 in debt owing to a former officer and director (Note 7).

2008

On 30 May 2008, a share repurchase was completed for 200,000 common shares for a total cost of $48,000.  These shares will be held in treasury until resold.

On 15 May 2008, a private placement was completed for 250,000 units for total proceeds of $50,000.  Each unit consists of one common share and one share purchase warrant with each warrant having an exercise price of $0.20 per common share for a two year term expiring on 15 May 2010.  The Company allocated $31,358 to the common shares and $18,642 to the share purchase warrants based on the relative fair values.

Continental Energy Corporation (An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
31 March 2009
Unaudited - Prepared by Management

6.

Share Capital – Continued

b)

Share Capital – Continued

2008 – Continued

On 23 August 2007, the Company closed an institutional private placement through the issuance of 5,000,000 units at $0.65 per share for net cash proceeds of $3,250,000.  Each unit consists of one common share and two share purchase warrants with each warrant having an exercise price of $0.90 per common share for a three year term expiring on 29 August 2010.  The Company allocated $1,589,978 to the common shares and $1,660,022 to the share purchase warrants based on the relative fair values.  The Company paid a one-time 5% arrangement fee to the institution in the form of 250,000 common shares in lieu of cash.  The 250,000 common shares have been recorded as share issuance costs at a fair value of $162,500.  The Company entered into an agreement granting the institution piggyback registration rights in the event of the Company initiated registration of any restricted securities on demand registration rights at any time after the second anniversary of the placement.

On 23 July 2007, a private placement was completed for 15,000 units for total proceeds of $9,750. Each unit consists of one common share and one share purchase warrants with each warrant having an exercise price of $1.00 per common share for a two year term expiring on 23 July 2009.  The Company allocated $7,021 to the common shares and $2,729 to the share purchase warrants based on the relative fair values.

c)

Stock Options

The Company has established a share purchase option plan whereby the board of directors may, from time to time, grant options to directors, officers, employees or consultants.  Options granted must be exercised within a period as determined by the Company's board of directors.  Options vest on the grant date unless otherwise determined by the Company's board of directors.  The aggregate number of common shares which may be reserved as outstanding Stock Options shall not exceed 20% of the total number of the Company's issued and outstanding common shares at any time, and the maximum number of options held by any one individual at any one time shall not exceed 5% of the total number of the Company's issued and outstanding common shares.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the assumptions disclosed in Note 6(e).

2009

On 29 December 2008, a total of 4,000,000 stock options were granted to advisors, directors, and employees having an exercise price of $0.15 per share and expiring on 31 December 2011.  The Company calculated the fair value of these options to be $302,578 on the grant date which was charged to operations.  The average grant date fair value of these stock options was $0.08.

On 29 December 2008, a total of 1,900,000 stock options having exercise price of $0.65 per share were cancelled as per written agreements with the former holders.

On 30 September 2008, a total of 100,000 stock options were granted to a consultant having an exercise price of $0.21 per share and expiring on 30 September 2011.  The Company calculated the fair value of these options to be $12,054 on the grant date which was charged to operations. The average grant date fair value of these stock options was $0.12.

On 17 July 2008, a total of 500,000 stock options were granted to two advisors having an exercise price of $0.21 per share and expiring on 30 June 2011.  The Company calculated the fair value of these options to be $61,495 on the grant date which was charged to operations. The average grant date fair value of these stock options was $0.12.

Continental Energy Corporation (An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
31 March 2009
Unaudited - Prepared by Management

6.

Share Capital – Continued

c)

Stock Options – Continued

2008

On 25 May 2008, a total of 1,750,000 stock options were granted to directors, an employee and consultants of the Company having an exercise price of $0.21 per share and expiring on 25 May 2011.  The Company calculated the fair value of these options to be $227,479 on the grant date which was charged to operations.  The average grant date fair value of these stock options was $0.13.

On 17 March 2008, a total of 400,000 stock options were granted to two consultants having an exercise price of $0.20 per share and expiring on 17 March 2011.  The Company calculated the fair value of these options to be $48,763 on the grant date which was charged to operations.  The average grant date fair value of these stock options was $0.12.

On 22 December 2007, a total of 4,000,000 stock options were granted to directors, an employee and consultants of the Company having an exercisable price of $0.24 per share and expiring on 31 December 2010 and 700,000 stock options to employees and consultants of the Company having an exercisable price of $0.24 per share and expiring on 30 June 2009.  The Company calculated the fair value of these options to be $691,318 on the grant date which was charged to operations.  The average grant date fair value of these stock options was $0.15.

On 17 September 2007, a total of 500,000 stock options were granted to a director having an exercise price of $0.65 per share and expiring on 30 June 2010.  The Company calculated the fair value of these options to be $200,128 on the grant date which was charged to operations.  The average grant date fair value of these stock options was $0.40.

Total outstanding and exercisable

Details of outstanding share purchase options are as follows:

		Weighted
		Average
	Number of	Exercise Price
	Options	per Share

Options outstanding, 30 June 2007	4,650,000	$0.33
Options granted	7,350,000	0.26
Options expired	(750,000)	0.15

Options outstanding, 30 June 2008	11,250,000	0.29
Options granted	4,600,000	0.16
Options exercised	(360,000)	0.15
Options cancelled	(2,900,000)	0.51

Options outstanding, 31 March 2009	12,590,000	$0.20

Continental Energy Corporation (An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
31 March 2009
Unaudited - Prepared by Management

6.

Share Capital – Continued

c)

Stock Options – Continued

As at 31 March 2009, the following share purchase options were outstanding:

	Number of	Price per
Options	shares	Share	Expiry date
	2,000,000	$0.15	30 April 2009
	700,000	$0.24	30 June 2009
	500,000	$0.40	30 June 2009
	3,000,000	$0.24	31 December 2010
	400,000	$0.20	17 March 2011
	1,750,000	$0.21	25 May 2011
	500,000	$0.21	30 June 2011
	100,000	$0.21	30 September 2011
	3,640,000	$0.15	31 December 2011

Total outstanding and exercisable	12,590,000

d)

Warrants

2009

There were no new share purchase warrants issued, exercised or cancelled during the nine months ended 31 March 2009.

2008 Warrant Amendments

During the 2008 fiscal year, a total of 3,725,000 share purchase warrants’ expiry dates were amended from 30 June 2008 to 30 June 2010.  No change was made to the exercise prices.  The Company estimated the incremental increase in the fair value of these amended warrants to be $279,256 which was charged to operations.

Total outstanding and exercisable

Details of outstanding share purchase warrants are as follows:

		Weighted
		Average
	Number of	Exercise Price
	Warrants	per Share
Warrants outstanding, 30 June 2007	3,725,000	0.28
Warrants issued	10,265,000	0.88
Warrants outstanding, 30 June 2008 and 31 March 2009	13,990,000	$0.72

Continental Energy Corporation (An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
31 March 2009
Unaudited - Prepared by Management

6.

Share Capital – Continued

d)

Warrants – Continued

Details of outstanding share purchase warrants as at 31 March 2009 are as follows:

	Number of	Price per
Warrants	Shares	Share	Expiry Date
	15,000	$1.00	23 July 2009
	250,000	$0.20	15 May 2010
	2,000,000	$0.40	30 June 2010
	1,725,000	$0.15	30 June 2010
	10,000,000	$0.90	29 August 2010

	13,990,000

e)

Black-Scholes Option-Pricing Model Assumptions

The fair value of each option grant (Note 6c) is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	31 March	30 June
	2009	2008
Expected dividend yield	0.00%	0.00%
Expected stock price volatility	91% - 98%	91% - 107%
Risk-free interest rate	1.32% - 3.16%	2.68% - 4.28%
Expected life of options (years)	2.96 - 3.00	1.52 - 3.00

The fair value of each warrant issued and amended (Note 6d) is estimated on the grant date and date of amendment using the Black-Scholes option-pricing model with the following assumptions:

	31 March	30 June
	2009	2008
Expected dividend yield	n/a	0.00%
Expected stock price volatility	n/a	85% - 103%
Risk-free interest rate	n/a	2.76% - 4.66%
Expected life of warrants (years)	n/a	2.00 - 3.00

Option pricing models require the input of highly subjective assumptions including the estimate of the share price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options and warrants.

Continental Energy Corporation (An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
31 March 2009
Unaudited - Prepared by Management

7.

Related Party Transactions

All related party transactions have been disclosed elsewhere in these Interim Consolidated financial statements, except as follows:

a)

During the period, current and former management, director and officer fees in the amount of $233,500 (2008 - $315,000) were paid or accrued to directors of the Company.  In addition, the Company paid bonuses totaling $nil (2008 - $60,000) to two directors during the period.

b)

In December 2008, upon the resignation of a director and officer, the Company offset an amount of $37,500 of accrued termination benefit against a receivable owed the Company.

c)

In March 2009, the contract of a former director and officer was bought out for $103,500.  $48,500 was paid in cash and 500,000 in shares valued at $55,000 (Note 6b).

c)

As at 31 March 2009, $Nil (30 June 2008 - $71,275) is receivable from a former director of the Company.

The above transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

8.

Segmented Information

	North America	East Asia	Consolidated
31 March 2009
Segmented revenue	$-	$-	$-
Segmented income (loss)	$(2,380,928)	$(478,178)	$(2,859,106)
Identifiable assets	$660,127	$337,858	$997,985
30 June 2008
Segmented revenue	$-	$-	$-
Segmented income (loss)	$(2,835,673)	$(281,089)	$(3,116,762)
Identifiable assets	$3,154,615	$143,191	$3,297,806

9.

Contingency

During the year ended 30 June 2006, the Company wrote down a receivable of $138,178 determined to be uncollectible which was owing from a company controlled by the estate for a deceased director.

Subsequent to the period end, the Company received 400,000 Continental shares in full settlement of the receivable.  These shares will be held in treasury until resold.

10.

Investment

On 17 October 2007, the Company entered into an agreement pertaining to the acquisition of an interest in a company incorporated in Delaware named Continental Biofuels Corporation (“Continental Biofuels”) in order to pursue biodiesel projects in Indonesia.  The Company purchased 1,000 shares of the 2,500 issued and fully paid share capital of Continental Biofuels for $100,000 representing a 40% stake.  The remaining 60% stake in Continental Biofuels was held by two directors of the Company, each of whom purchased a 30% stake.  On 11 August 2008, Continental Biofuels signed a Certificate of Dissolution thereby eliminating the Company’s 40% interest.  Therefore, the Company’s interest in Continental Biofuels has been written off.

Continental Energy Corporation (An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
31 March 2009
Unaudited - Prepared by Management

11.

Subsequent Events

a)

On 9 April 2009, the Tungkal property agreement was terminated with $500,000 of the original deposit being refunded to the Company and $1,000,000 being forfeited as a break-up fee (Note 4).

b)

On 30 April 2009, 2,000,000 stock options expired without exercise (Note 6c).

c)

On 22 May 2009, the South Bengara-II property agreement was terminated and CESB2 has withdrawn from participation in ACG and its new PSC.  CESB2 returned its entire 24.999% stake in ACG to Adelphi and has received repayment of the loan previously made to Adelphi (Note 4).

d)

Subsequent to the period end, the Company received 400,000 Continental shares in full settlement of a receivable owing from a company controlled by the estate for a deceased director (Note 9).  These shares will be held in treasury until resold.

MANAGEMENT’S DISCUSSION & ANALYSIS

FORM 51-102F1

CONTINENTAL ENERGY CORPORATION

For the Third Quarter Ended March 31, 2009

NATURE OF BUSINESS

Continental Energy Corporation (“Continental” or the “Company”) is an oil and gas exploration company engaged in the assembly of a portfolio of oil and gas exploration properties with high potential resource prospects.  Continental is focusing its efforts in Indonesia where large tracts of acreage can be accumulated, there is a long and positive history of oil exploration success, and geological conditions are favorable for hydrocarbon accumulation. Continental has acquired rights to an Indonesian production sharing contract area covering 2,427 square kilometers (600,000 acres), the Bengara-II Block. Continental is an exploration stage company and none of its oil and gas properties currently generate revenue.

Our accompanying consolidated financial statements have been prepared using accounting principles generally accepted in Canada.  Our fiscal year end is June 30th.  All reported amounts are in United States dollars unless otherwise noted.

The date of this report is as of May 29, 2009.

FORWARD-LOOKING INFORMATION

This management discussion and analysis (“MD&A”) contains certain forward-looking statements and information relating to Continental that are based on the beliefs of its management as well as assumptions made by and information currently available to Continental.  When used in this document, the words “anticipate”, “believe”, “estimate”, “expect” and similar expressions, as they relate to Continental or its management, are intended to identify forward-looking statements.  This MD&A contains forward-looking statements relating to, among other things, regulatory compliance, the sufficiency of current working capital, and the estimated cost and availability of funding for the continued exploration and development of the Company’s oil and gas properties.  Such statements reflect the current views of Continental with respect to future events and are subject to certain risks, uncertainties and assumptions.  Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements.  Aside from factors identified in the annual MD&A, additional important factors, if any, are identified here.

PAST  QUARTER

The “Past Quarter” ended March 31, 2009 marks the end of the Third Quarter and the first nine months of the Company’s annual fiscal year ending June 30, 2009.

HIGHLIGHTS  OF  THE  PAST  QUARTER

Significant events having material effect on the business affairs of the Company which have occurred during the Past Quarter are summarized below:

Consulting Contract Terminated

In a move to cut costs and conserve working capital the Company terminated a fixed term consulting contract, otherwise due to expire on November 30, 2009, for consulting services from a former officer and director. Pursuant to a contract buyout, settlement, release, and quit claim agreement dated and effective March 1, 2009 the Company, among other things, offset an amount of $45,657 owed the Company and issued 500,000 common shares of the Company in lieu of cash. The termination will save the Company the cash cost of the $ 81,000 residual contract value.

Share Purchase Warrants Activity

During the Past Quarter, the following activity involving the Company’s share purchase warrants occurred:

Exercises - No outstanding share purchase warrants were exercised.

New Issues – No new share purchase warrants were issued.

Expiry - No share purchase warrants expired.

Amendments – No amendments were made to to the term of any outstanding share purchase warrants

Incentive Stock Options Activity

During the Past Quarter, the following activity involving the Company’s incentive stock options occurred:

Exercises - A total of 360,000 stock options were exercised by two holders at exercise price of $0.15 per share for total proceeds to the Company of $54,000.

New Grants – No new incentive stock options were granted.

Expiry - No incentive stock options expired.

Amendments - No amendments were made to the terms of any outstanding incentive stock options.

Shares Issues

A total of 360,000 new shares were issued in accordance with stock options exercised as described above.  In additon, 500,000 shares were issued for $55,000 of related party debt owing to a former officer and director upon termination of his consulting contract.

SUBSEQUENT EVENTS

Significant events possibly having material effect on the business affairs of the Company which have occurred since the end of the Past Quarter ended March 31, 2009, but prior to publication of this report are summarized below:

Tungkal Acquisition Agreement Terminated

In a press release dated April 13, 2009 the Company announced that it terminated its agreement with Ernst & Young, acting in its capacity as receiver for insolvent Fuel-X International Ltd., for the acquisition of a 30% interest in the Tungkal PSC onshore Sumatra, Indonesia.

Under the terms of a settlement agreement approved by the Court of the Queen's Bench of Alberta, Canada; Continental has received a refund of $500,000 plus accumulated interest on a $1,500,000 deposit Continental made upon signature of the original acquisition agreement. Ernst & Young will keep $1,000,000 on behalf of the creditors of Fuel-X International Inc. as a break-up fee.

Continental CEO, Richard L. McAdoo, said of the termination: "Closing of this deal has been long delayed due to difficulties in satisfying certain contractual pre-conditions to closing, which were largely attributable to third party interests and were beyond our control. With these delays, the rigid structure of the Fuel-X insolvency process, and the world economic climate, we were unable to renegotiate our purchase agreement upon revised terms and conditions acceptable to us. Since the August 1, 2008 signature of the deal, oil prices have fallen dramatically and the oil production rate from the Tungkal Block has also fallen by 50%. The net result of these two factors means that we would not have been in a position to make the loan repayments to our bankers that closing this deal would require. We remain interested in acquiring an interest in the Tungkal property. Terminating the Fuel-X deal now clears the way for us to pursue other acquisition alternatives upon more favorable terms."

Salary Cuts

In a move to cut costs and conserve working capital the Company entered new and replacement employment contracts with its CEO, COO,  and Chief Geophysicist effective on April 1, 2009. Among other things the new employment contracts provide for salary reductions which save the Company a combined total of $19,500 per month in salary costs.

New President and COO Named

Pursuant to a press release dated May 21, 2009 the Company announced the appointment of its Exploration Manager, Mr. Andrew T. Eriksson, to hold the additional post of President and COO. Mr. Richard L. McAdoo will remain Chairman and CEO.

Termination and Withdrawal from South Bengara-II Block Participation

Pursuant to a press release dated May 22, 2009 the Company announced that its  Continental Energy (South Bengara-II) Pte. Ltd. subsidiary (“CESB2”) has withdrawn from participation in ACG (South Bengara-II) Pte. Ltd. and its South Bengara-II block production sharing contract ("PSC") in Indonesia.

In accordance with the provisions of a settlement and termination agreement with Adelphi Energy Limited (“Adelphi”) and GeoPetro Resources (South Bengara-II) Pte. Ltd. (“GeoPetro”); both CESB2 and GeoPetro withdrew from  the group's joint venture company, ACG (South Bengara-II) Pte. Ltd. and the group’s joint bid agreement for the South Bengara-II PSC is terminated.

CESB2 returned its entire 24.999% stake in ACG to Adelphi and has received repayment of a $95,000 loan the Company had previously made to Adelphi

Continental CEO, Richard L. McAdoo, said of the withdrawal: "Given the current world oil price situation and the difficulty in farming out or otherwise raising exploration capital we decided the combined high geological risk associated with the South Bengara-II Block and the substantial cash demands our continued participation would have cost us were not sufficient to justify our continued participation in the project.”

Private Placement Finder’s Agreement Signed

On April 8, 2009 the Company entered into a finders agreement with American West Pacific International Investment Corporation (“AWP”) to source and secure private placement funding for the Company. Conditional upon AWP's successful efforts in closing a placement the Company will pay AWP, as its sole compensation, a fee of 10% of the total placement amount in cash plus 5% of the units of the placements. Continental shall pay AWP a fee in cash of 10% of the value of any exercised warrants from the placement at the time of exercise.

Share Purchase Warrants Activity

Subsequent to the end of the Past Quarter and up to the date of this report, the following activity involving the Company’s share purchase warrants occurred:

Exercises - No outstanding share purchase warrants were exercised.

New Issues – No new share purchase warrants were issued.

Expiry - No share purchase warrants expired.

Amendments – No amendments were made to to the term of any outstanding share purchase warrants

Incentive Stock Options Activity

Subsequent to the end of the Past Quarter and up to the date of this report, the following activity involving the Company’s incentive stock options occurred:

Exercises - No outstanding incentive stock options were exercised.

New Grants – No new incentive stock options were granted.

Expiry – A total of 2,000,000 oustanding stock options expired, in accordance with their term, on April 30, 2009.

Amendments - No amendments were made to the terms of any outstanding incentive stock options.

Shares Issues

No new shares were issued

SHAREHOLDING

As of the date of this report the Company had 69,747,381 common shares issued and outstanding.

As of the date of this report the Company had 10,590,000 unexercised stock options issued and outstanding.

As of the date of this report the Company had 13,990,000 unexercised warrants issued and outstanding.

As of the date of this report the Company had Nil preferred shares issued and outstanding.

RESULTS OF OPERATIONS

Financial Results for the Third Quarter Ended March 31, 2009

The Past Quarter ended March 31, 2009 marks the end of the Third Quarter and the first nine months of the Company’s annual fiscal year ending June 30, 2009.

Summary of Quarterly Results

The following table sets out selected unaudited quarterly financial information of Continental and is derived from unaudited quarterly consolidated financial statements as filed on SEDAR.

Period	Revenues	Loss from Continued Operations and Net Loss	Basic Loss per Share from Continued Operations and Net Loss	Fully Diluted Loss per Share from Continued Operations and Net Loss
3rd Quarter 2009	Nil	(1,633,935)	(0.02)	(0.02)
2nd Quarter 2009	Nil	(701,874)	(0.01)	(0.01)
1st Quarter 2009	Nil	(523,297)	(0.01)	(0.01)
4th Quarter 2008	Nil	(883,831)	(0.01)	(0.01)
3rd Quarter 2008	Nil	(451,406)	(0.01)	(0.01)
2nd Quarter 2008	Nil	(1,102,995)	(0.02)	(0.02)
1st Quarter 2008	Nil	(678,530)	(0.01)	(0.01)
4th Quarter 2007	Nil	(973,445)	(0.01)	(0.01)

▪

Current Working Capital Situation

As at March 31, 2009, the Company's consolidated financial statements reflect a working capital position of $819,063. This represents a decrease in the working capital of $2,339,902 compared to the June 30, 2008 working capital of $3,158,965.  The main use of funds during the current period was the cash deposit of $1,500,000 related to the planned Tungkal acquisition, the $100,000 deposit related to the joint bid for the South Bengara-II acquisition, $253,427 in legal and administrative costs relating to the two proposed acquisitions and the Company’s general and administrative expenditures during the period.  This is offset by the refunds of $500,000 from the Tungkal deposit and $95,000 from the loan to Adelphi which are in Receivables at March 31, 2009.  The cash balance at March 31, 2009 was $301,201 compared to $3,068,156 as at June 30, 2008, a decrease of $2,766,955.

The Company used $1,475,188 for operating activities during the nine months ended March 31, 2009 compared with $1,187,028 in the nine months ended March 31, 2008.

The cash resources used for investing activities during the nine months ended March 31, 2009 was $1,345,767 compared with $185,419 in the nine months ended March 31, 2008.

The cash resources provided by financing activities during the nine months ended March 31, 2009 was $54,000 compared with $3,259,750 in the nine months ended March 31, 2008.

▪

Investments

During the nine months ended March 31, 2009, the Company invested $1,345,767 in several different projects.  The Company paid a cash deposit of $1,500,000 on signature of the definitive sales and purchase agreement relating to the Tungkal acquisition.  Subsequent to the quarter, the Company received a refund of $500,000 of this deposit due to the termination of the agreement and therefore this amount was moved to receivables in the current quarter.  The Company has also incurred $138,005 in legal fees and $100,000 as an expense deposit relating to the Tungkal acquisition.  In consideration of a joint bid agreement on a resource property in Indonesia, the Company made a $100,000 interest free loan which will be reimbursed under certain conditions if the bid is accepted.  Subsequent to the quarter, the Company received a refund of $95,000 of this deposit due to the termination of the agreement and therefore this amount was moved to receivables in the current quarter.  The Company has also incurred $10,422 for it’s share of a data package relating to the joint bid.  The Company incurred $82,810 related to its efforts to pursue biodiesel projects in Indonesia.  The Company’s oil and gas property expenditures continue to be at a maintenance level until management decides to commence further exploration and development of its Indonesian properties.

▪

Finance

During the nine months ended March 31, 2009, a total of 360,000 new shares were issued upon exercise of stock options for net proceeds to the Company of $54,000.  During the nine months ended March 31, 2008, a total of 5,265,000 new shares were issued pursuant to private placements for net proceeds to the Company of $3,259,750.

On March 31, 2009, the Company had options outstanding granted to directors, officers and consultants to purchase an aggregate of 12,590,000 shares at prices ranging from $0.15 to $0.40 and expiring at varying dates between April 30, 2009 and December 31, 2011.

On March 31, 2009, the Company had warrants outstanding to purchase an aggregate of 13,990,000 shares at prices ranging from $0.15 to $1.00 and expiring at August 29, 2010.

▪

Operations

Overall, the Company had a loss from operations during the nine months ended March 31, 2009 of $2,864,106 compared to $2,232,931 in the nine months ended March 31, 2008.  The Company had a loss per share of $0.04 in 2009 compared to a loss per share of $0.03 in 2008.

During the current period the Company generated $6,310 in interest income compared with $92,731 in the prior period.  The decrease is due to lower cash balances on hand during the current period.

The Company wrote off its deferred acquisition costs related to the Tungkal acquisition and the South Bengara-II acquisition amounting to $1,253,427 and its investment in Continental Biofuels amounting to 82,811 during the nine months ended March 31, 2009.

General and administrative expenses decreased by $754,768 from $2,264,771 to $1,510,003 for the nine months ended March 31, 2009 and 2008 respectively.  The significant changes to general and administrative expenses are as follows.  The Company recorded stock-based compensation expense, relating to management and consulting contracts, of $376,127 for the nine months ended March 31, 2009 compared to $945,836 in the nine months ended March 31, 2008 for a decrease of $569,709.  Office expenses decreased $148,867 from $240,617 to $91,750 as the Dallas office was closed during the year and less data software was purchased.  Investor relations decreased by $124,506 from $126,265 to $1,759.  In the prior period, two investor relations contracts and advertising contracts were signed, and additional conferences were attended by Company’s management.  All other expense groups do not significantly differ from the prior period.

ADDITIONAL DISCLOSURE

Material Contracts & Commitments

During the Past Quarter, no new material contracts or commitments were undertaken and not elsewhere disclosed herein or in the unaudited quarterly consolidated financial statements as filed on SEDAR for the Past Quarter are published herewith.

Related Party Transactions

During the Past Quarter, no new related party agreements, or modifications to existing agreements, of any kind were made by the Company which are not otherwise already disclosed herein or in the unaudited quarterly consolidated financial statements as filed on SEDAR for the Past Quarter are published herewith.

Expenditures made by the Company to related parties during the Past Quarter together with balances receivable and payable also as at March 31, 2009 are as follows:

•

During the period, management, director and officer fees in the amount of $233,500 (2008 - $315,000) were paid or accrued to directors of the Company.  In addition, the Company paid bonuses totaling $nil (2008 - $60,000) to two directors during the period.

•

In December 2008, upon the resignation of a director and officer, the Company offset an amount of $37,500 of accrued termination benefit against a receivable owed the Company.

•

In March 2009, the contract of a former director and officer was bought out for $103,500.  $48,500 was paid in cash and 500,000 in shares valued at $55,000.

•

As at March 31, 2009, $nil (30 June 2008 - $71,275) is receivable from a former director of the Company.

Investor Relations, Publicity and Promotion

During the Past Quarter, no new arrangements, or modifications to existing agreements, were made by the Company for investor relations services, publicity, promotion or advertising agreements which are not otherwise already disclosed herein.

Finder's Agreements, Financial Advice & Fund Raising

During the Past Quarter, no new arrangements, or modifications to existing agreements, were made by the Company relating to financial advice, fund raising or finder's agreements which are not otherwise already disclosed herein.

Capital Resources

The Company has no operations that generate cash flow and its long term financial success is dependant on management’s ability to discover economically viable oil and gas deposits. The oil and gas exploration process can take many years and is subject to factors that are beyond the Company’s control.

In order to finance the Company’s exploration programs and to cover administrative and overhead expenses, the Company raises money through equity sales and from the exercise of convertible securities. Many factors influence the Company’s ability to raise funds, including the health of the resource market, the climate for oil and gas exploration investment, the Company’s track record and the experience and caliber of its management.

With working capital of $819,063 at the end of the Past Quarter, the Company believes it has sufficient funds to meet its administrative, corporate development and exploration activities over the next twelve months. Actual funding requirements may vary from those planned due to a number of factors. The Company believes it will be able to raise equity capital as required in the long term, but recognizes there will be risks involved that may be beyond its control.

Risks and Uncertainties

The Company has no history of profitable operations and its present business is at an early stage.  As such, the Company is subject to many risks common to such enterprises, including under-capitalization, cash shortages and limitations with respect to personnel, financial and other resources and the lack of revenues.  There is no assurance that the Company will be successful in achieving a return on shareholders' investment and the likelihood of success must be considered in light of its early stage of operations.

The Company has no source of operating cash flow and no assurance that additional funding will be available to it for further exploration and development of its projects when required. Although the Company has been successful in the past in obtaining financing through the sale of equity securities or joint ventures, there can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favorable. Failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and development of its properties.

Recent degradation of the market conditions for the financing of equity and/or debt for oil and gas exploration and development companies has created additional uncertainty for future financing of the acquisition or development of the Company’s projects.

The Company’s property interests are located in remote, undeveloped areas and the availability of infrastructure such as surface access, skilled labour, fuel and power at an economic cost, cannot be assured. These are integral requirements for exploration, development and production facilities on oil and gas properties. Power may need to be generated on site.

Oil and gas exploration is a speculative venture. There is no certainty that the money spent on exploration and development will result in the discovery of an economic oil or gas accumulation. There is no assurance that the Company's exploration activities will result in any discoveries of commercial accumulations of oil or gas.  The long-term profitability of the Company's operations will in part be related to the success of its exploration programs, which may be affected by a number of factors that are beyond the control of the Company.

The oil and gas industry is intensely competitive in all its phases. The Company competes with many other oil and gas exploration companies who have greater financial resources and technical capacity.

The market price of energy is volatile and cannot be controlled.

The Company is very dependent upon the personal efforts and commitment of its existing management.  To the extent that management's services would be unavailable for any reason, a disruption to the operations of the Company could result, and other persons would be required to manage and operate the Company.

Significant Accounting Policies

The interim consolidated financial statements for the Past Quarter and first nine months ended March 31, 2009, followed the same accounting policies and methods of application in the most recent annual financial statements except as follows:

Change in Accounting Policies

The Company adopted the provisions of CICA Sections 1535 Capital Disclosures; Section 3862 – Financial Instruments – Disclosures; and Section 3863 Financial Instruments – Presentation on July 1, 2008, which addresses the Company’s objectives, classification, policies and processes for managing capital, and disclosure about the nature and extent of risk arising from financial instruments and how the Company manages those risks.

The Company also adopted the provisions of CICA Section 1400, General Standards of Financial Statement Presentation, which was amended to include requirements to assess and disclose an entity’s ability to continue as a going concern.  The adoption of this statement did not have an impact on the interim consolidated financial statements.

Recent Accounting Pronouncements Not Yet Adopted

Goodwill and Intangible Assets (Section 3064)

In February 2008, the CICA issued section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Intangible Assets,” and CICA Section 3450, “Research and Development Costs,” and amendments to Accounting Guideline (AcG) 11, “Enterprises in the Development Stage,” and EIC-27, “Revenues and Expenditures During the Pre-operating Period” and CICA Section 1000, “Financial Statement Concepts.”  The standard intends to reduce the differences with International Financial Reporting Standards (“IFRS”) in the accounting for intangible assets and results in closer alignment with US GAAP.  Under current Canadian standards, more items are recognized as assets than under IFRS or US GAAP.  The objectives of CICA Section 3064 are to reinforce the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarify the application of the concept of matching revenues and expenses such that the current practice of recognizing assets that do not meet the definition and recognition criteria are eliminated.  The standard will also provide guidance for the recognition of internally developed intangible assets (including research and development activities), ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed.  This standard will be effective for the Company beginning on July 1, 2009.  The Company has evaluated the new section and determined that adoption of these new requirements will have no impact on the Company’s consolidated financial statements.

Credit risk and fair value of financial assets and financial liabilities

In January 2009, the Emerging Issues Committee of the CICA issued EIC-173 “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities.” This guidance clarified that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities including derivative instruments, for presentation and disclosure purposes.  The guidance should be applied retrospectively without restatement of prior periods to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending on or after the date of issuance of this Abstract. Retrospective application with restatement of prior periods is permitted but not required. Early adoption is encouraged.  The Company has evaluated the new section and determined that adoption of these new  requirements will have no impact on the Company’s consolidated financial statements.

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP.  This date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.  In July 2008 AcSB announced that early adoption will be allowed in 2009 subject to seeking exemptive relief.  The Company is currently assessing the financial reporting impact of the transition to IFRS and the changeover date.

Fair Value of Financial Instruments

Management of capital risk

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its resource properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.  As the Company is in the exploration stage, its principal source of funds is from the issuance of common shares.  In the management of capital, the Company includes the components of shareholders’ equity as well as cash and receivables.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, enter into joint venture property arrangements or acquire or dispose of assets.  In order to maximize ongoing development efforts, the Company does not pay out dividends.

The Company’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry its exploration and development plans and operations through its current operating period.

Management of financial risk

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk and price risk.

Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada and Indonesia and a portion of its expenses are incurred in Canadian dollars and Indonesian Rupiah. A significant change in the currency exchange rates between the Canadian dollar relative to the US dollar and the Indonesian Rupiah to the US dollar could have an effect on the Company’s results of operations, financial position or cash flows.  The Company has not hedged its exposure to currency fluctuations.  At March 31, 2009, the Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars, Singapore dollars and Indonesian Rupiah:

	March 31, 2009
	Canadian Dollars	Singapore Dollars	Indonesian Rupiah
Cash and cash equivalents	(1,988)	-	39,485,964
Accounts receivable	2,116	-	-
Accounts payable and accrued liabilities	(8,734)	-	(13,410,000)

Based on the above net exposures as at March 31, 2009, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the US dollar against the Canadian dollar would result in an increase/decrease of $758 in the Company’s net earnings.  Likewise, a 10% depreciation or appreciation of the US dollar against the Singapore dollar would result in a decrease/increase of $205 and a 10% depreciation or appreciation of the US dollar against the Indonesian Rupiah would result in a decrease/increase of $nil in the Company’s net earnings.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  The Company’s cash equivalents and short-term investments are held through large Canadian and International financial institutions.  Short-term and long-term investments (including those presented as part of cash and cash equivalents) are composed of financial instruments issued by Canadian banks.  These investments mature at various dates over the current operating period.  The Company’s GST and other receivables consist of general sales tax due from the Federal Government of Canada. Management believes that the credit risk concentration with respect to receivables is remote.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  Liquidity requirements are managed based on expected cash flows to ensure that there is sufficient capital in order to meet short term obligations. As at March 31, 2009, the Company had a cash balance of $301,201 (30 June 2008 - $3,068,156) to settle current liabilities of $131,533 (December 31, 2008 - $52,375).

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The risk that the Company will realize a loss as a result of a decline in the fair value of the short-term investments included in cash and cash equivalents is limited because these investments are generally held to maturity.  The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.

Price risk

The Company is exposed to price risk with respect to commodity prices.  The Company closely monitors commodity prices to determine the appropriate course of action to be taken by the Company.

Additional Disclosure for Venture Issuers without Significant Revenue

Additional disclosure concerning Continental’s general and administrative expenses and resource property costs is provided in the Company’s Interim Consolidated Statement of Operations and Note 4 - Resource Property Costs contained in its Interim Consolidated Financial Statements for March 31, 2009.

Approval

The Board of Directors of Continental has approved the disclosure contained in this interim MD&A.

Additional Information

Additional information relating to Continental is available on SEDAR at www.sedar.com.

Claims, Contingencies & Litigation

Except for any contingencies elsewhere disclosed herein, or in the interim financial statements for the Past Quarter published herewith, the Company knows of no material, active or pending claims or legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation that might materially adversely affect the Company or a property interest of the Company except as follows:

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On June 22, 2007 the Company registered a claim in the Vancouver Registry of the Supreme Court of British Columbia against Gail Margaret Schell, Executrix of the estate of Gary Robert Schell; Gail Margaret Schell; and Milner Downs Equestrian Centre Ltd. to recover an amount of approximately CDN$183,000, plus interest and legal costs, that the Company believes is owed to it by its deceased former Director and Officer Mr. Gary R. Schell. Subsequent to the end of the Past Quarter the Company and the other parties have entered into a release agreement settling this action. As provided for therein the Company has received a transfer of 400,000 of the Company’s own common shares as consideration in full and final settlement of all claims in this matter. The 400,000 common shares shall be held by the Company and may be sold in the market as deemed necessary.

CONTINUOUS DISCLOSURE & FILINGS – CANADA

Additional disclosure is made on a continuous basis through periodic filings of Company financial information, significant events, including all press releases and material change reports and disclosure of new or changed circumstances regarding the Company.  Unaudited quarterly financial statements are filed by the Company with the British Columbia Securities Commissions (“BCSC”) for each fiscal quarter. Shareholders and interested parties may obtain downloadable copies of mandatory filings made by the Company with Canadian securities regulators on the internet at the “SEDAR” website www.sedar.com which is the “System for Electronic Document Archiving and Retrieval”, employed by Canadian securities regulatory commissions to enable publicly traded companies to electronically file and archive documents and filings in compliance with applicable laws and securities trading regulations.  The Company began filing on SEDAR in 1997.  All Company filings made on SEDAR during the Past Quarter and up to the date of this filing are incorporated herein by this reference.

CONTINUOUS DISCLOSURE & FILINGS – USA

The Company is also a full reporting issuer and electronic filer of US Securities and Exchange Commission (“US-SEC”) filings. US-SEC filings include Form 20F annual reports and audited financial statements.  Interim unaudited quarterly financial reports in this format together with press releases and material contracts and changes are filed under Form-6K.  The Company has files electronically on the US-SEC’s EDGAR database. All Company filings made to US-SEC during the past fiscal year and during the Past Quarter and up to the date of this filing are incorporated herein by this reference.

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Form 52-109FV2
Certification of interim filings – OTC reporting issuer basic certificate

I, Richard L. McAdoo, President, Chief Executive Officer and Chief Financial Officer of Continental Energy Corporation, certify the following:

1.

Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Continental Energy Corporation (the “issuer”) for the interim period ended March 31, 2009.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: May 29, 2009

(signed) ”Richard L. McAdoo”
Name:	Richard L. McAdoo
Title:	President, Chief Executive Officer and Chief Financial Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this OTC reporting issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)	controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of an OTC reporting issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.